Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

The following description of the common stock of Foot Locker, Inc. (“Foot Locker,” the “Company,” “we,” “us” and “our”) is based on our Certificate of Incorporation, as amended (our “Certificate of Incorporation”) and our Bylaws (our “Bylaws”). This description is summarized from, and qualified in its entirety by reference to the New York Business Corporation Law and the complete text of our Certificate of Incorporation and our Bylaws, which are filed as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K.

DESCRIPTION OF COMMON STOCK

Authorized Shares of Capital Stock

Our authorized capital stock consists of:

•      500,000,000 shares of common stock, $0.01 par value per share; and

•      7,000,000 shares of preferred stock, $1.00 par value per share.

Voting Rights

The holders of our common stock are entitled to one vote for each share of stock held by such shareholder which has voting power upon the matter in question, including the election of directors. Except as otherwise provided by law, our Certificate of Incorporation or our Bylaws, matters will generally be decided by the holders of a majority of shares entitled to vote thereon. Our Bylaws provide that directors must be elected by a majority of the votes cast in elections for which the number of nominees for election does not exceed the number of directors to be elected. A plurality vote standard applies to contested elections where the number of nominees exceeds the number of directors to be elected. Our Corporate Governance Guidelines provide that any incumbent director who does not receive a majority of the votes cast in an uncontested election is required to tender his or her resignation for consideration by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will make a recommendation to the Board of Directors (“Board”) whether to accept or reject the resignation, or whether other action should be taken. The director who tenders his or her resignation will not participate in the Committee’s or the Board’s decision. In determining its recommendation to the Board, the Nominating and Corporate Governance Committee will consider all factors that it deems relevant. Following such determination, the Company will promptly disclose publicly the Board’s decision, including, if applicable, the reasons for rejecting the tendered resignation.

Dividends

Subject to preferences that may apply to any preferred stock outstanding, holders of common stock are entitled to receive dividends out of assets legally available at the time and in the amounts that the Board may determine from time to time.

Liquidation Rights

In the event of a liquidation, dissolution or winding-up of Foot Locker, the holders of common stock are entitled to share equally and ratably in the assets of Foot Locker, if any, remaining after the payment of all debts and liabilities of Foot Locker and the liquidation preference of any outstanding preferred stock.

Other Rights and Preferences

Our common stock has no sinking fund, redemption provisions, or preemptive, conversion, or exchange rights.

Listing

Our common stock is listed on The New York Stock Exchange under the trading symbol “FL.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Shareholder Services.

Preferred Stock Purchase Rights

On December 7, 2020, the Board of Foot Locker, authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Stock”) to shareholders of record at the close of business on December 18, 2020 (the “Record Date”).

Each Right entitles the registered holder to purchase from the Company, when exercisable and subject to adjustment, a unit consisting of one one-thousandth (1/1,000) of a share (a “Unit”) of Series C Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the “Preferred Stock”), at a purchase price of $210.00 per Unit, subject to adjustment (the “Purchase Price”). The description and complete terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of December 7, 2020, between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”).

The full text of the Rights Agreement is filed as Exhibit 4.1 to the Current Report on Form 8-K filed on December 8, 2020. A copy of the Rights Agreement is available free of charge from the Rights Agent. The following is a summary of the material terms of the Rights Agreement.

Rights Certificates; Exercise Period; Term

Initially, the Rights will be attached to all outstanding shares of Common Stock, and no separate rights certificates (“Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a distribution date for the Rights (“Distribution Date”) will occur upon the earlier of (i) the tenth (10th) business day following a public announcement that a person (an “Acquiring Person”), either individually or with or through certain affiliated or associated persons, has acquired beneficial ownership of twenty percent (20%) or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), other than as a result of (a) pre-existing beneficial ownership in excess of the applicable threshold (in which case such person shall become an Acquiring Person upon acquisition of an additional one-half of one percent (0.5%) of the outstanding shares of Common Stock), (b) repurchases of stock by the Company, or (c) certain inadvertent actions by shareholders and (ii) the tenth (10th) business day (or such later date as the Board of the Company shall determine) following the commencement of a tender offer or exchange offer that would result in a person becoming an Acquiring Person. For purposes of the Rights Agreement, beneficial ownership is defined to include any securities with respect to which a person constitutes a “beneficial owner” as defined in Section 912 of the New York Business Corporation Law, subject to certain exceptions.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates (or, for book entry shares, by notations in the respective accounts for the Common Stock) and will be transferred with and only with such Common Stock, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference (and for book entry shares, the account statement will contain a notation advising the holders of the Rights Agreement) and (iii) the surrender for transfer of any certificates for shares of Common Stock (or book entry shares) outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates (or book entry shares). Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire on the first (1st) anniversary date of the Rights Agreement (the “Expiration Date”), unless the Rights are earlier redeemed, exchanged or terminated.

As soon as practicable after the Distribution Date, Rights Certificates will be sent by such means as may be selected by the Company to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of the Company, only shares of Common Stock issued prior to the earlier of the Distribution Date and the Expiration Date will be issued with the Rights.

Flip-in Trigger

In the event that any person becomes an Acquiring Person (unless the event causing such person to become an Acquiring Person is a transaction described under “Flip-over Trigger,” below), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void and any holder of any such Rights (including any purported transferees or subsequent holders) will be unable to exercise or transfer any such Rights. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Board of the Company as set forth below.

Flip-over Trigger

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) fifty percent (50%) or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, in accordance with the terms of the Rights Agreement, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the “Triggering Events.”

Exchange Feature

At any time after any person becomes an Acquiring Person and prior to the acquisition by such person of fifty percent (50%) or more of the outstanding shares of Common Stock, the Board of the Company may exchange the Rights (other than Rights beneficially owned by such Acquiring Person, which will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth (1/1,000) of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Equitable Adjustments

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, consolidation or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the then-current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, assets or cash (excluding regular quarterly cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on outstanding Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

Redemption Rights

At any time prior to the earlier to occur of (i) ten (10) business days following the Stock Acquisition Date and (ii) the Expiration Date, the Board of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (as such amount may be adjusted pursuant to the Rights Agreement), payable in cash, Common Stock or other consideration deemed appropriate by the Board of the Company. Immediately upon the action of the Board of the Company ordering redemption of the Rights (or if such action states that the redemption will not be effective until the occurrence of a specified future time or event, upon the occurrence of such future time or event), the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Amendment of Rights

Any of the provisions of the Rights Agreement may be amended by the Board of the Company so long as the Rights are then redeemable. At any time when the Rights are no longer redeemable, the provisions of the Rights Agreement may be amended by the Board of the Company for any reason, including to shorten or lengthen any time period under the Rights Agreement, except that no amendment may be made at such time as the Rights are not redeemable that may (a) adversely affect the interests of the holders of the Rights as such, (b) cause the Rights Agreement to become amendable other than as already provided in the Rights Agreement and (c) cause the Rights to again become redeemable. Notwithstanding the foregoing, no supplement or amendment may be made that changes the redemption price.

Anti-Takeover Effects

The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to any person or group that attempts to acquire the Company without the approval of its Board. As a result, the overall effect of the Rights may be to render more difficult or discourage a merger, tender offer or other business combination involving the Company that is not supported by its Board.

Miscellaneous

Until a Right is exercised or exchanged, the holder thereof, as such, will have no separate rights as a shareholder of the Company, including the right to vote or to receive dividends in respect of the Rights. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or such other consideration as the Board of the Company may elect) or for common stock of an acquiring company or in the event of the redemption of the Rights as set forth above.

The foregoing description of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Certificate of Amendment of the Certificate of Incorporation of the Company and the Rights Agreement, copies of which were filed as Exhibits 3.1 and 4.1, respectively, to the Current Report on Form 8-K filed by the Company on December 8, 2020.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

Certain Effects of Authorized but Unissued Stock

Our Board may create and issue series of preferred stock with rights, privileges or restrictions, having the effect of discriminating against an existing or prospective holder of such securities as a result of such security holder beneficially owning or commencing a tender offer for a substantial amount of common stock.  One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquiror to obtain control of Foot Locker by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Foot Locker’s management.

Advance Notice for Shareholder Proposals and Nominations

Our Bylaws contain advance notice provisions with respect to shareholder nominations of candidates for election as directors and any other business that the shareholder intends to bring at a meeting of shareholders.

No Cumulative Voting

Our Bylaws do not provide for cumulative voting in the election of directors. The absence of cumulative voting may make it more difficult for shareholders owning less than a majority of our common stock to elect any directors to our Board.

Power of Shareholders to Call Special Shareholders Meeting

Our Bylaws provide that special meetings of shareholders may be called only by the Chairman of our Board, the Chief Executive Officer, a Vice Chairman of the Board, the President or our Board pursuant to a resolution adopted by a majority of the total number of authorized directors.

Anti-Greenmail Provision

Our Certificate of Incorporation includes an “anti-greenmail” provision that prohibits us from repurchasing any shares of our capital stock at a price above the fair market value of such shares at the time of such repurchase from an Interested Shareholder (defined as any person, with certain exceptions, who is, or who has announced or publicly disclosed a plan or intention to become, a beneficial owner of five percent or more of our voting stock) or certain related parties who have not beneficially owned all of their shares for at least two years, unless such repurchase is approved by a majority vote of shareholders other than such Interested Shareholder and related parties.